Entrepreneur Universe Bright Group

Suite 907, Saigao City Plaza Building 2,

No. 170, Weiyang Road, Xi’an, China

January 27, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alyssa Wall

Re:	Entrepreneur Universe Bright Group
Registration Statement on Form S-1 (No. 333-269219)
Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on January 27, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for February 1, 2023, at 4:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very Truly Yours,

Entrepreneur Universe Bright Group

/s/ Guolin Tao
Chief Executive Officer